UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Aries I Acquisition Corporation

(Name of Issuer)

  Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G0542N 107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0542N 107	Schedule 13G/A

1		NAME OF REPORTING PERSON Aries Acquisition Partners, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,593,750 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,593,750 (1)(2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 61.02% (4)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Aries Acquisition Partners, Ltd. (the “Sponsor”). The Sponsor has a board of directors consisting of three persons including Thane Ritchie and Paul Wolfe. Thane Ritchie is the Chairman of Aries I Acquisition Corporation (the “Issuer”) and Paul Wolfe is the Chief Operating Officer of the Issuer. Any action by the Sponsor with respect to the Issuer or the Class B Ordinary Shares (as defined below), including voting and dispositive decisions, requires a majority vote of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s directors, none of the directors of the Sponsor is deemed to be a beneficial owner of the Sponsor’s securities, even those in which he holds a pecuniary interest. Accordingly, none of the Issuer’s executive officers is deemed to have or share beneficial ownership of the founder shares held by the Sponsor.

(2) The Sponsor owns 3,593,750 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of the Issuer, which are convertible into Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253806) (the “Registration Statement”).

(3) Excludes 4,456,250 Class A Ordinary Shares issuable upon the exercise of 4,456,250 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

(4) Based on 2,296,058 Class A Ordinary Shares and 3,593,750 Class B Ordinary Shares outstanding as of November 21, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 21, 2022.

Item 1(a). Name of Issuer:

Aries I Acquisition Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

23 Lime Tree Bay, P.O. Box 1569,

Grand Cayman, Cayman Islands, KY-1110

Item 2(a). Name of Person Filing:

This statement is filed on behalf of Aries Acquisition Partners, Ltd. (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

23 Lime Tree Bay, P.O. Box 1569,

Grand Cayman, Cayman Islands, KY-1110

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G0542N 107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________.

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Aries Acquisition Partners, Ltd.

By:	/s/ Paul Wolfe
Name:	Paul Wolfe
Title:	Director